March 8, 2012

Via EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:           Forum Funds
File Nos.  002-67052 & 811-03023

Ladies and Gentlemen:

Enclosed for filing on behalf of Forum Funds (the “Trust”), pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, is a copy of a preliminary proxy statement and related materials in connection with a meeting of shareholders of the Trust’s Carne Large Cap Value Fund series (the “Fund”) to be held on May 3, 2012 (the “Meeting”).  Shareholders of the Fund are being asked at the Meeting to approve a new Investment Advisory Agreement for the Fund between the Trust and Carne Capital, LLC (“Carne”) on behalf of the Fund.  The new Investment Advisory Agreement was approved by the Board of Trustees of the Trust at an in-person meeting held on January 30, 2012.   This is the only proposal being presented for shareholder approval at the Meeting.

If you have any questions concerning this filing, please do not hesitate to contact me at (207) 347-2075 or david.faherty@atlanticfundservices.com.

Sincerely,

/s/ David Faherty

David Faherty
Vice President, Forum Funds

Enclosure